SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 3)

BOOTS & COOTS INTERNATIONAL WELL CONTROL, INC.
(Name of Issuer)
Common Stock, par value $.00001 per share
(Title of Class of Securities)
099469 50 4
(CUSIP Number)
Bradley J. Dodson
Vice President, Chief Financial Officer and Treasurer
Oil States International, Inc.
333 Clay Street, Suite 4620
Houston, Texas 77002
(713) 652-0582
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
June 5, 2008
(Date of Event which Requires Filing
of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 204.13d-1(g), check the following box: ☐
     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
     *  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	099469 50 4	13D/A

1	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) Oil States International, Inc./76-0476605

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑ (1)
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

0 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14	TYPE OF REPORTING PERSON

CO
(1) Oil States International, Inc. (“OSI”) and its direct wholly subsidiary Oil States Energy Services, Inc. (“Oil States Energy Services”) may be deemed to be members of a group for purposes of this Schedule 13D/A.
(2) As described in Item 4 below, upon the closing of the transactions contemplated by the Transaction Agreement (as defined in Item 4 below), Oil States Energy Services, a direct wholly owned subsidiary of OSI, acquired an aggregate of 26,462,137 shares of Common Stock of the Issuer (each as defined in Item 1 below). As a result, OSI beneficially owns all of such shares. In April 2007, Oil States Energy Services sold a total of 14,950,000 shares of Common Stock of the Issuer pursuant to the Underwriting Agreement (as defined in Item 4 below). In May 2008, Oil States Energy Services sold 2,000,000 shares of Common Stock of the issuer. During the period ranging from June 5, 2008 to August 14, 2008, Oil States Energy Services sold the remaining 9,512,137 shares of Common Stock of the issuer, which represents 12.43% of the outstanding Common Stock (based on the 76,545,076 shares of common stock reported to be outstanding as of August 4, 2008 in the Issuer’s quarterly report on Form 10-Q for the quarter ended June 30, 2008).

CUSIP No.	099469 50 4	13D/A

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Oil States Energy Services, Inc./76-0562413

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑ (1)
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

0 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14	TYPE OF REPORTING PERSON

CO
(1)  OSI and its direct wholly subsidiary Oil States Energy Services may be deemed to be members of a group for purposes of this Schedule 13D/A.
(2)  As described in Item 4 below, upon the closing of the transactions contemplated by the Transaction Agreement (as defined in Item 4 below), Oil States Energy Services, a direct wholly owned subsidiary of OSI, acquired an aggregate of 26,462,137 shares of Common Stock of the Issuer (each as defined in Item 1 below). As a result, OSI beneficially owns all of such shares. In April 2007, Oil States Energy Services sold a total of 14,950,000 shares of Common Stock of the Issuer pursuant to the Underwriting Agreement (as defined in Item 4 below). In May 2008, Oil States Energy Services sold 2,000,000 shares of Common Stock of the issuer. During the period ranging from June 5, 2008 to August 4, 2008, Oil States Energy Services sold the remaining 9,512,137 shares of Common Stock of the issuer, which represents 12.43% of the outstanding Common Stock (based on the 76,545,076 shares of common stock reported to be outstanding as of August 4, 2008 in the Issuer’s quarterly report on Form 10-Q for the quarter ended June 30, 2008).

Item 1. Security and Issuer
     The class of equity securities to which this Schedule 13D/A relates is the common stock, par value $.00001 per share (“Common Stock”), of Boots & Coots International Well Control, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 7908 N. Sam Houston Parkway W., 5th Floor, Houston, Texas 77064.
Item 2. Identity and Background
     (a) This Amendment No. 3 on Schedule 13D/A (“Amendment No. 3”) is filed by Oil States International, Inc., a Delaware corporation (“OSI”), and Oil States Energy Services, Inc., a Delaware corporation and a direct wholly owned subsidiary of OSI formerly known as HWC Energy Services, Inc. (“Oil States Energy Services”) (collectively, the “Reporting Persons”). Attached as Schedule I and Schedule II is information concerning the executive officers and directors of OSI and Oil States Energy Services, respectively, required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D. Such executive officers and directors may be deemed, but are not conceded to be, controlling persons of OSI and Oil States Energy Services. Except for OSI’s control of Oil States Energy Services, no corporation or other person is or may be deemed to be ultimately in control of OSI and Oil States Energy Services.
     (b) The address of the principle offices of both OSI and Oil States Energy Services is 333 Clay Street, Suite 4620, Houston, Texas 77002.
     (c) OSI and Oil States Energy Services are providers of equipment and services to the oil and gas industry. Oil States provides, among other things, products for deepwater production facilities and subsea pipelines, production-related rental tools, work force accommodations and logistics services, oil country tubular goods distribution and land drilling services. Oil States Energy Services provides, among other things, production-related rental tools, work force accommodations and logistics services and land drilling services. OSI and Oil States Energy Services are holding companies that operate through their respective subsidiaries.
     (d) During the last five years, neither of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed in Schedule I and Schedule II has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) During the last five years, neither of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed in Schedule I or Schedule II has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of such persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) OSI and Oil States Energy Services are Delaware corporations, and, except as otherwise noted, all persons named in Schedule I and Schedule II are citizens of the United States.
Item 3. Source and Amount of Funds or Other Consideration
     As described in Item 4 below, Oil States Energy Services and Hydraulic Well Control, LLC, a Delaware limited liability company and wholly owned subsidiary of Oil States Energy Services (“HWC LLC”), entered into that certain Transaction Agreement dated as of November 21, 2005 (the “Transaction Agreement”) with the Issuer, HWC Acquisition LLC, a Delaware limited liability company and wholly owned subsidiary of the Issuer (“Merger Sub”), and HWC Merger Corporation, a Delaware corporation and wholly owned subsidiary of Merger Sub (“Acquisition Sub”), pursuant to which the Issuer issued to Oil States Energy Services (i) an aggregate of 26,462,137 shares of Common Stock and (ii) promissory notes in an aggregate principal amount of $21,165,834 (as adjusted for working capital as set forth in the Transaction Agreement) in consideration for the acquisition by the Issuer of all of the outstanding equity securities of HWC LLC and certain other subsidiaries of Oil States Energy Services. The transactions contemplated by the Transaction Agreement were consummated on March 3, 2006.

     As described in Item 5(c) below, Oil States Energy Services and the Issuer entered into that certain Underwriting Agreement dated as of April 18, 2007, pursuant to which Oil States Energy Services sold an aggregate of 14,950,000 shares of Common Stock of the Issuer.
Item 4. Purpose of Transaction
     The shares of Common Stock of the Issuer were acquired in connection with the consummation of the sale by Oil States Energy Services of certain of its subsidiaries, as described below. Oil States Energy Services later sold 14,950,000 of its shares of Common Stock of the Issuer pursuant to the Underwriting Agreement, as described below. As a result of the sales, the Reporting Persons no longer own any common stock of Issuer and currently do not intend to acquire additional shares of Common Stock.
     The purpose of this Amendment is to report that since the filing of the Statement on March 13, 2006, as amended on May 7, 2007 and June 5, 2008, a material change has occurred in the percentage of shares of Common Stock beneficially owned by the Reporting Persons. The Reporting Persons sold the remaining 9,512,137 shares of Common Stock of the issuer, which represents 12.43% of the outstanding Common Stock, in the period ranging from June 5, 2008 to August 14, 2008.
     Except as disclosed in this Item 4, neither of the Reporting Persons has any current plans or proposals that relate to or would result in any of the events described in paragraphs (a) through (j) of Item 4 of Schedule 13D.
The Transaction Agreement
     The Transactions and the Aggregate Consideration
     Pursuant to the Transaction Agreement, (i) Merger Sub acquired all of the issued and outstanding shares of capital stock of HWCES International, a Cayman Islands corporation, and HWC Limited, a Louisiana corporation, from Oil States Energy Services, (ii) Merger Sub acquired all of the issued and outstanding membership interests in HWC LLC by merging Acquisition Sub with and into HWC LLC and then merging HWC LLC with and into Merger Sub and (iii) the Issuer, in consideration for such acquisitions, issued to Oil States Energy Services an aggregate of 26,462,137 shares of Common Stock and promissory notes in the aggregate principal amount of $15,000,000, subject to adjustment for working capital as set forth in the Transaction Agreement.
     Appointments to the Issuer’s Board of Directors
     The Transaction Agreement provided that, as of the closing, the Issuer would take all necessary actions to increase the size of the Issuer’s Board of Directors to eight members and to appoint three individuals designated by Oil States Energy Services and reasonably acceptable to the Board of Directors of the Issuer. At the closing, the Board of Directors of the Issuer expanded its size from five members to seven members and appointed two individuals designated by Oil States Energy Services to fill such vacancies. In addition, pursuant to that certain letter agreement dated as of March 3, 2006 by and among Oil States Energy Services, HWC LLC, the Issuer, Acquisition Sub and Merger Sub (the “Letter Agreement”), the Issuer has subsequently taken all necessary actions to appoint one additional individual designated by Oil States Energy Services and reasonably acceptable to the Issuer to the Board of Directors of the Issuer.
The Registration Rights Agreement
     At the closing of the transactions contemplated by the Transaction Agreement, Oil States Energy Services and the Issuer entered into that certain Registration Rights Agreement dated as of March 3, 2006 (the “Registration Rights Agreement”), pursuant to which the Issuer has agreed to file a shelf registration statement under the Securities Act of 1933 with respect to (i) the 26,462,137 shares of Common Stock issued to Oil States Energy Services at the closing, (ii) any other securities of the Issuer which may be issued in respect of such shares, (iii) any shares of Common Stock acquired subsequent to the closing and (iv) any securities received in respect of the foregoing (collectively, “Registrable Shares”). Such shelf registration statement is required to permit Oil States Energy Services broad latitude in manner of disposing of the Registrable Shares (including without limitation through traditional underwritten offerings). In addition, the Registration Rights Agreement entitles Oil States Energy Services to include Registrable Shares owned by it in a registration statement filed by the Issuer under the Securities Act of 1933. The registration rights granted to Oil States Energy Services under the Registration Rights Agreement are subject to certain limitations described therein. The Issuer initially filed such shelf registration statement on March 20, 2006, and it was declared effective by the SEC on October 31, 2006.
     The foregoing response to this Item 4 is qualified in its entirety by reference to the Transaction Agreement, which is filed as Exhibit (a) hereto, the Letter Agreement, which is filed as Exhibit (b) hereto, and the Registration Rights Agreement, which is filed as Exhibit (c) hereto. All such agreements are incorporated herein by reference.
Item 5. Interest in Securities of the Issuer
     (a) The Reporting Persons do not beneficially own any shares of Common Stock. To the knowledge of the Reporting Persons, the persons listed in Schedule I and Schedule II do not beneficially own any shares of Common Stock.
     (b) Not applicable.
     (c) On February 9, 2007, the Issuer filed a registration statement under the Securities Act of 1933 to register 29,900,000 shares of Common Stock of the Issuer, which included 14,950,000 shares owned by Oil States Energy Services pursuant to the Registration Rights Agreement. In May 2008, Oil States Energy Services sold 2,000,000 shares of the issuer. During the period ranging from June 5, 2008 to August 14, 2008, Oil States Energy Services sold the remaining 9,512,137 shares of Common Stock in the Issuer (representing 12.43% of the outstanding Common stock) pursuant to that effective shelf registration statement as follows:

Date of Transaction	Shares Sold	Sale Price	Shares Held
Last 13D/A filing	—		9,512,137
06/05/2008	1,000,000	$2.3014	8,512,137
06/06/2008	500,000	$2.4327	8,012,137
06/09/2008	218,575	$2.5247	7,793,562
06/11/2008	130,000	$2.4213	7,663,562
06/12/2008	34,900	$2.4205	7,628,662
06/13/2008	115,000	$2.3583	7,513,662
06/16/2008	100,000	$2.3800	7,413,662
06/17/2008	350,800	$2.3952	7,062,862
06/23/2008	173,100	$2.3640	6,889,762
06/24/2008	277,000	$2.3810	6,612,762
06/25/2008	57,900	$2.3900	6,554,862
06/27/2008	651,000	$2.4117	5,903,862
06/27/2008	500,000	$2.4200	5,403,862
06/30/2008	25,000	$2.3800	5,378,862
08/06/2008	250,000	$2.5246	5,128,862
08/07/2008	175,000	$2.5311	4,953,862
08/11/2008	450,000	$2.4850	4,503,862
08/12/2008	350,000	$2.5232	4,153,862
08/13/2008	205,000	$2.5159	3,948,862
08/14/2008	3,948,862	$2.5300	0
     (d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock beneficially owned by the Reporting Persons.
     (e) The Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock on August 14, 2008.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     The information provided or incorporated by reference in Items 3, 4 and 5(c) is hereby incorporated by reference herein.
     There are no other contracts, arrangements, understandings or relationships (legal or otherwise) to which either of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons listed in Schedule I and Schedule II is a party with respect to any securities of the Issuer.
Item 7. Material to Be Filed as Exhibits
     (a) Transaction Agreement dated as of November 21, 2005 by and among Boots & Coots International Well Control, Inc., HWC Acquisition LLC, HWC Merger Corporation, Oil States Energy Services, Inc. (formerly known as HWC Energy Services, Inc.) and Hydraulic Well Control, LLC (incorporated by reference to Annex A to the Definitive Proxy Statement on Schedule 14A filed by the Issuer on January 30, 2006).
     (b) Letter Agreement dated as of March 3, 2006 by and among Boots & Coots International Well Control, Inc., HWC Acquisition LLC, HWC Merger Corporation, Oil States Energy Services, Inc. (formerly known as HWC Energy Services, Inc.) and Hydraulic Well Control, LLC (incorporated by reference to exhibit 99B to the Schedule 13D filed by OSI on March 13, 2006).
     (c) Registration Rights Agreement dated as of March 3, 2006 by and among Boots & Coots International Well Control, Inc. and Oil States Energy Services, Inc. (formerly known as HWC Energy Services, Inc.) (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer on March 9, 2006).
     (d) Joint Filing Agreement dated as of March 13, 2006 between Oil States International, Inc. and Oil States Energy Services, Inc (incorporated by reference to exhibit 99D to the Schedule 13D filed by OSI on March 13, 2006).
     (e) Underwriting Agreement dated as of April 18, 2007 by and among Boots & Coots International Well Control, Inc., Oil States Energy Services, Inc. and Morgan Keegan & Company, Inc. and RBC Capital Markets Corporation as underwriters (incorporated by reference to Exhibit 1.1 to the Registration Statement on Form S-3/A filed by the Issuer on April 16, 2007).

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Dated: August 21, 2008

OIL STATES INTERNATIONAL, INC.
By:	/s/ Bradley J. Dodson
Name:	Bradley J. Dodson
Title:	Vice President, Chief Financial Officer and Treasurer

OIL STATES ENERGY SERVICES, INC.
By:	/s/ Cindy B. Taylor
Name:	Cindy B. Taylor
Title:	President

SCHEDULE I
DIRECTORS AND EXECUTIVE OFFICERS OF OIL STATES INTERNATIONAL, INC.
     The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Oil States International, Inc. Unless otherwise indicated below, each such person is a citizen of the United States of America and is an employee of Oil States International, Inc., and the business address of each such person is c/o Oil States International, Inc., 333 Clay Street, Suite 4620, Houston, Texas 77002.

Name	Principal Occupation or Employment

Directors:

Stephen A. Wells	Chairman of the Board of Directors; President of Wells Resources, Inc.

Douglas E. Swanson	Retired, Former Chief Executive Officer of Oil States International, Inc.

Martin Lambert	Managing Director of Matco Capital Ltd., a private equity firm; Mr. Lambert is a citizen of Canada.

S. James Nelson, Jr.	President of FSD Corp., a financial consulting firm

Mark G. Papa	Chairman and Chief Executive Officer of EOG Resources, Inc.

Gary L. Rosenthal	Principal of The Sterling Group L.P., a private equity firm

William T. Van Kleef	Retired, Former Executive Vice President and Chief Operating Officer, Tesoro Corporation

Cindy B. Taylor	President and Chief Executive Officer of Oil States International, Inc.

Christopher T. Seaver	Former President and Chief Executive Officer of Hydril Co.

Executive Officers:

Cindy B. Taylor	President and Chief Executive Officer

Bradley J. Dodson	Vice President, Chief Financial Officer and Treasurer

Robert W. Hampton	Senior Vice President, Accounting and Corporate Secretary

Christopher E. Cragg	Senior Vice President, Operations

Howard Hughes	Vice President, Offshore Products and President, Oil States Industries, Inc.

Ron R. Green	President and Chief Executive Officer of PTI Group, Inc., a wholly owned subsidiary of USI; Mr. Green is a citizen of Canada.

SCHEDULE II
DIRECTORS AND EXECUTIVE OFFICERS OF OIL STATES ENERGY SERVICES, INC.
     The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Oil States Energy Services, Inc. Unless otherwise indicated below, each such person is a citizen of the United States of America and is an employee of Oil States International, Inc., and the business address of each such person is c/o Oil States International, Inc., 333 Clay Street, Suite 4620, Houston, Texas 77002.

Name	Principal Occupation or Employment

Directors:

Douglas E. Swanson	Former Chief Executive Officer of Oil States International, Inc.

Cindy B. Taylor	President and Chief Executive Officer of Oil States International, Inc.

Executive Officers:

Cindy B. Taylor	President and Chief Executive Officer of Oil States International, Inc.

Christopher E. Cragg	Senior Vice President, Operations of Oil States International, Inc.

Robert W. Hampton	Senior Vice President, Accounting and Corporate Secretary of Oil States International, Inc.

Charles M. Helms	Vice President, Rental Tool Operations of Oil States International, Inc.

Edward L. Petru	Vice President, Finance & Accounting — Rental Tool Operations of Oil States International, Inc.

Larry B. Wolod	Vice President, Tax & Legal of Oil States International, Inc.

Bradley J. Dodson	Vice President, Chief Financial Officer and Treasurer of Oil States International, Inc.

Clinton H. Wood	Assistant Treasurer of Oil States International, Inc.

INDEX TO EXHIBITS
     (a) Transaction Agreement dated as of November 21, 2005 by and among Boots & Coots International Well Control, Inc., HWC Acquisition LLC, HWC Merger Corporation, Oil States Energy Services, Inc. (formerly known as HWC Energy Services, Inc.) and Hydraulic Well Control, LLC (incorporated by reference to Annex A to the Definitive Proxy Statement on Schedule 14A filed by the Issuer on January 30, 2006).
     (b) Letter Agreement dated as of March 3, 2006 by and among Boots & Coots International Well Control, Inc., HWC Acquisition LLC, HWC Merger Corporation, Oil States Energy Services, Inc. (formerly known as HWC Energy Services, Inc.) and Hydraulic Well Control, LLC (incorporated by reference to exhibit 99B to the Schedule 13D filed by OSI on March 13, 2006).
     (c) Registration Rights Agreement dated as of March 3, 2006 by and among Boots & Coots International Well Control, Inc. and Oil States Energy Services, Inc. (formerly known as HWC Energy Services, Inc.) (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer on March 9, 2006).
     (d) Joint Filing Agreement dated as of March 13, 2006 between Oil States International, Inc. and Oil States Energy Services, Inc (incorporated by reference to exhibit 99D to the Schedule 13D filed by OSI on March 13, 2006).
     (e) Underwriting Agreement dated as of April 18, 2007 by and among Boots & Coots International Well Control, Inc., Oil States Energy Services, Inc. and Morgan Keegan & Company, Inc. and RBC Capital Markets Corporation as underwriters (incorporated by reference to Exhibit 1.1 to the Registration Statement on Form S-3/A filed by the Issuer on April 16, 2007).